# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vislink Technologies, Inc., CIK 0001565228
CUSIP: 92836Y409
Title of class of securities: Common Stock par value $0.00001 per share
Address of issuer's principal executive offices: 350 CLARK DRIVE, SUITE 125, MT. OLIVE, New Jersey (NJ), 07828
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0000921895-25-000362
Filed by CIK 0001458726
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hale Capital Partners, LP (CIK 0001458726): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 63,681; sole dispositive power 0; shared dispositive power 63,681; aggregate amount beneficially owned 63,681 (2.6% of the class)
- HALE MARTIN M JR (CIK 0001272935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 416,503; sole dispositive power 0; shared dispositive power 416,503; aggregate amount beneficially owned 416,503 (16.9% of the class)
- Hale Fund Management, LLC (CIK 0002057028): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 416,503; sole dispositive power 0; shared dispositive power 416,503; aggregate amount beneficially owned 416,503 (16.9% of the class)
- Hale Capital Management, LP (CIK 0002057027): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 416,503; sole dispositive power 0; shared dispositive power 416,503; aggregate amount beneficially owned 416,503 (16.9% of the class)
- Hale Fund Partners, LLC (CIK 0001458727): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 63,681; sole dispositive power 0; shared dispositive power 63,681; aggregate amount beneficially owned 63,681 (2.6% of the class)
- Hale Capital Partners Fund V, LP (CIK 0002028191): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 352,822; sole dispositive power 0; shared dispositive power 352,822; aggregate amount beneficially owned 352,822 (14.3% of the class)
- Hale Fund Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 352,822; sole dispositive power 0; shared dispositive power 352,822; aggregate amount beneficially owned 352,822 (14.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.00001 per share
Name of issuer: Vislink Technologies, Inc.
Address of issuer's principal executive offices: 350 CLARK DRIVE, SUITE 125, MT. OLIVE, New Jersey (NJ), 07828
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D originally filed by the Reporting Persons on February 12, 2025, as amended (the "Schedule 13D"), and relates to the common stock, par value $0.00001 per share of Vislink Technologies, Inc. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Hale Capital Partners, LP, a Delaware limited partnership ("HCP"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it;

(ii) Martin M. Hale, Jr.;

(iii) Hale Fund Management, LLC, a Delaware limited liability company ("HFM");

(iv) Hale Capital Management, LP, a Delaware limited partnership ("HCM");

(v) Hale Fund Partners, LLC, a Delaware limited liability company ("HFP");

(vi) Hale Capital Partners Fund V, LP, a Delaware limited partnership ("HCP V"), with respect to the Shares beneficially owned by it; and

(vii) Hale Fund Partners II, LLC, a Delaware limited liability company ("HFP II").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Mr. Hale is the Chief Executive Officer of HCP. Mr. Hale is also (i) the managing member of HFP, the general partner of HCP, (ii) the managing member of HFP II, the general partner of HCP V, and (iii) the sole owner and Chief Executive Officer of HFM. HFM is the general partner of HCM, the manager of HCP and HCP V.
Residence or business address: The principal business address of each of the Reporting Persons is 17 State Street, Suite 4000, New York, NY 10004.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment and/or investment management. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock held by HCP or HCP II.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HCP, HFM, HCM, HFP, HCP V and HFP II are organized under the laws of the State of Delaware. Mr. Hale is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares were purchased directly by HCP with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares owned by HCP V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) pursuant to an internal transfer from its affiliate, HCP. The aggregate purchase price of the Shares is $1,149,599, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 12, 2025, the Reporting Persons entered into a Cooperation and Confidentiality Agreement (the "Cooperation Agreement") with the Issuer, pursuant to which the Issuer agreed to nominate and recommend for election to the Issuer's board of directors (the "Board") at the Issuer's 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting") William Bender as a director with a term expiring at the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") and to appoint Martin Hale as an observer of the Board until the earlier of the expiration of the term of the Cooperation Agreement or the date on which the Reporting Persons' aggregate ownership of the Issuer is below a certain amount, pursuant to a Board Observer Agreement also entered into on June 12, 2025 between the Reporting Persons and the Issuer (the "Board Observer Agreement").

Pursuant to the Cooperation Agreement, the Issuer agreed that, if Mr. Bender is elected at the 2025 Annual Meeting, the size of the Board shall not exceed six directors without the written consent of the Reporting Persons, such consent not to be unreasonably withheld. Under the Cooperation Agreement, subject to certain conditions, the Reporting Persons are entitled to director replacement rights in the event Mr. Bender ceases to serve as a director.

The Reporting Persons have irrevocably withdrawn their nomination of Mr. Bender for election to the Board at the 2025 Annual Meeting and have agreed to abide by certain customary standstill and non-disparagement restrictions and voting commitments prior to the Expiration Date, which is defined in the Cooperation Agreement to be the earlier of the opening of the window during which stockholders may submit stockholder nominations of directors and business proposals for the 2025 Annual Meeting and the date on which the Issuer experiences an Insolvency Event (as defined in the Cooperation Agreement).

The Reporting Persons also agreed to keep confidential certain information shared with the Reporting Persons by the Issuer pursuant to the Cooperation Agreement.

The foregoing descriptions of the Cooperation Agreement and the Board Observer Agreement do not purport to be complete and are qualified in their entirety by reference to the Cooperation Agreement and the Board Observer Agreement, which are attached as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,467,618 Shares outstanding as of April 30, 2025, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 9, 2025.

As of the date hereof, HCP beneficially owned 63,681 Shares.

Percentage: Approximately 2.6%

As of the date hereof, Mr. Hale, as the Chief Executive Officer of HCP and managing member of HFP, the general partner of HCP, and the managing member of HFP II, the general partner of HCP V, may be deemed to beneficially own the 416,503 Shares beneficially owned in the aggregate by HCP and HCP V.

Percentage: Approximately 16.9%

As of the date hereof, HFM, as the general partner of HCM, the investment manager of HCP and HCP V, may be deemed to beneficially own the 416,503 Shares beneficially owned in the aggregate by HCP and HCP V.

Percentage: Approximately 16.9%

As of the date hereof, HCM, as the investment manager of HCP and HCP V, may be deemed to beneficially own the 416,503 Shares beneficially owned in the aggregate by HCP and HCP II.

Percentage: Approximately 16.9%

As of the date hereof, HFP, as the general partner of HCP, may be deemed to beneficially own the 63,681 Shares beneficially owned by HCP.

Percentage: Approximately 2.6%

As of the date hereof, HCP V beneficially owned 352,822 Shares.

Percentage: Approximately 14.3%

As of the date hereof, HFP, as the general partner of HCP, may be deemed to beneficially own the 352,822 Shares beneficially owned by HCP.

Percentage: Approximately 14.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

HCP:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 63,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 63,681

Mr. Hale:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 416,503
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 416,503

HFM:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 416,503
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 416,503

HCM:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 416,503
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 416,503

HFP:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 63,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 63,681

HCP V:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 352,822
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 352,822

HFP II:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 352,822
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 352,822
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons since the date of the Schedule 13D/A2 are set forth in Exhibit 1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:

The partners of each of HCP and HCP V have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock set forth in this Schedule 13D in accordance with their ownership interests in HCP or HCP V, respectively.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the Cooperation Agreement and the Board Observer Agreement, each as defined and described in Item 4 herein and attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in the Securities of the Issuer Since the Date of the Schedule 13D/A3

99.1 - Cooperation and Confidentiality Agreement, dated June 12, 2025

99.2 - Board Observer Agreement, dated June 12, 2025

## Signatures
- Hale Capital Partners, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member of Hale Fund Partners, LLC, its General Partner (06/20/2025)
- HALE MARTIN M JR: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr. (06/20/2025)
- Hale Fund Management, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Chief Executive Officer (06/20/2025)
- Hale Capital Management, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Chief Executive Officer of Hale Fund Management, LLC, its General Partner (06/20/2025)
- Hale Fund Partners, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member (06/20/2025)
- Hale Capital Partners Fund V, LP: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member of Hale Fund Partners II, LLC, its General Partner (06/20/2025)
- Hale Fund Partners II, LLC: /s/ Martin M. Hale, Jr., Martin M. Hale, Jr., Managing Member (06/20/2025)